NEWS RELEASE
TSX - NOC
May 15, 2007	NR:07-09

Northern Peru Closes Private Placement

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Vancouver, British Columbia – Northern Peru Copper Corp. is pleased to announce the closing of its brokered private placement totaling gross proceeds of $16,800,000.  The Company issued 2,000,000 common shares at a price of $8.40 per common share.  The common shares are subject to a four month hold period.

Proceeds from the financing will be used to repay a short term debt facility, to fund recent agreements to acquire additional mineral rights, and for working capital purposes including costs associated with the bankable feasibility study in progress on the Company’s Galeno copper/gold/silver/molybdenum project in Peru.

The securities comprising this financing have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent such registration or an exemption from registration.

NORTHERN PERU COPPER CORP	For further information contact:
David Strang, VP Corporate Development
Signed: “Marshall Koval”	dstrang@northernperu.com
tel: + 604 687 0407
Marshall Koval, CEO & President	fax: + 604 687 7041

CAUTION REGARDING FORWARD LOOKING STATEMENTS: This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts that address future production or resource potential, exploration drilling, exploitation activities and events or developments that Northern Peru expects to occur, are forward-looking statements. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include fluctuations in commodity prices, exploration successes, and continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this [website or press release or relevant disclosure document], such as “measured resources”, “indicated resources”, and “inferred resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form File No. 20F, which may be secured from us, or from the SEC’s website at

http://www.sec.gov/edgar.shtml.

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@northernperu.com      www.northernperu.com     T: 604 687 0407    F: 604 687 7041